SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           NAMIBIAN COPPER MINES, INC.
                 (Name of Small Business Issuer in its charter)

DELAWARE                                                              86-0800964
(State or other jurisdiction of                                 (I.R.S. Employer
incorporation or organization)                               Identification No.)

C/O BILLIE J. ALLRED
232 EAST 300 SOUTH
PIMA, ARIZONA                                                 85543
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number:                                    (520) 485-0105

Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

                                      NONE

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            Page
COVER PAGE                                                                     1
TABLE OF CONTENTS                                                              2
PART I                                                                         3
     DESCRIPTION OF BUSINESS                                                   3
     DESCRIPTION OF PROPERTY                                                  10
     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES                  10
     REMUNERATION OF DIRECTORS AND OFFICERS                                   11
     SECURITY OWNERSHIP OF MANAGEMENT AND                                     12
         CERTAIN SECURITYHOLDERS
     INTEREST OF MANAGEMENT AND OTHERS IN                                     13
         CERTAIN TRANSACTIONS
     SECURITIES BEING OFFERED                                                 13
PART II                                                                       14
     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S                        14
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
     LEGAL PROCEEDINGS                                                        14
     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                            14
     RECENT SALES OF UNREGISTERED SECURITIES                                  14
     INDEMNIFICATION OF DIRECTORS AND OFFICERS                                15
PART F/S                                                                      15
     FINANCIAL STATEMENTS                                                     16
PART III                                                                      16
     INDEX TO EXHIBITS                                                        16
     DESCRIPTION OF EXHIBITS                                                  16
SIGNATURES                                                                    16

                                     PART I

     The issuer has elected to follow Form 10-SB, Disclosure Alternative 2 and is filing this Form 10-SB on a voluntary basis under the Exchange Act in order to commence trading on the OTC Bulletin Board stock exchange. Management of the issuer feels it can provide guidance in following the compliance requirements of the Exchange Act and is desirous of moving the Company forward in its business plan.


Item 6.   Description of Business

     Namibian Copper Mines, Inc. (the "Company," "Namibian") was incorporated in the state of Delaware on October 20, 1989, under the name Cordon Corporation. On December 15, 1989, the Company merged with Cordon Corporation, a Nevada corporation, with the Delaware entity being the surviving corporation. The Company filed for bankruptcy under Chapter 11 and on April 19, 1994, the U.S. Bankruptcy Court, Northern District of Texas, issued an order closing and finalizing the bankruptcy proceedings. Under the terms of the bankruptcy, the Company was forced to liquidate all of its assets. The proceeds were then distributed among the creditors, thereby satisfying all of the Company's outstanding debts. The Company halted operations and ceased to do business at the conclusion of the bankruptcy proceedings. The Company utilized a "fresh-start" accounting method in its re-organization.

     On July 14, 1995, the Company effected a reverse split of its $0.001 par value common stock at a ratio of one new share for every fifty old shares. This reduced the total number of shares issued and outstanding to 152,207. At this time, Alan Doyle, Peter Prentice and Willo Stear were appointed to the Board of Directors and Paul Adams and Dave Wilson resigned as officers and directors of the Company.

     At a Special Shareholders' Meeting held on July 28, 1995, the Shareholders ratified the name change of the Company from Ameriserv Financial Corporation to Namibian Copper Mines, Inc.

     A total of 2,000,000 post-split shares and 1,000,000 warrants exercisable at US $5.00 on or before August 31, 1998 were issued to investors outside of the U.S. in reliance upon Regulation S in order to fund the earning of up to 70% of the Haib Copper Project, a copper mine located in the country of Namibia. An offering was commenced on August 21, 1995 in reliance upon Regulation S of the Securities Act of 1933, as amended, offering 3,000,000 shares of the Company's common stock at $5.00 per share and 1,000,000 warrants exercisable at $5.00 on or before December 31, 1996 to raise additional funds for the purchase of the Haib Copper Project. Subsequently, a supplementary offering, also under Regulation S, was made at $3.50 per share plus one warrant for every three shares purchased. These warrants were exercisable at $3.50 each. All sales of the offering and supplement were to non-U.S. residents. Of these shares offered, 1,325,000 were sold.

     Willo Stear resigned from the Board of Directors on December 15, 1995 and Peter Prentice resigned from the Company's Board of Directors in 1997 and Billie
J. Allred was appointed. At this time, the Board was reduced to the two current members, Alan Doyle and Billie J. Allred.

     In 1997, the Company failed to meet its farm-in commitment, which was to fund its right to earn a seventy (70%) interest, in respect of the Haib Copper Project. As a result, the joint venture partner, Great Fitzroy Mines, N.L., gave notice to forfeit part of the interest in the project and the Company's interest was reduced to forty-five percent (45%).

     In 1998, the Company received a further notice of forfeiture from Great Fitzroy Mines, N.L. due to its inability to meet its farm-in commitment. The Company lost its interest in the project at this time.

     In April 1999, the Company commenced discussions with two Cypress firms regarding acquiring their rights to various interests and agreements with a Russian government corporation involved with diamond cutting and marketing. The Company proposed to enter into identical agreements with two entities formed in and operating out of the island nation of Cyprus. These entities were Mosquito Mining Limited ("Mosquito") and Select Mining Limited ("Select"). Both entities are controlled by the same parties.

     The agreements were options to purchase rights to strategic interests and agreements developed by Mosquito and Select with the Russian governmental company JVSC Alrosazoloto Co. Ltd. Each set of interests and agreements was to be purchased in exchange for US$3,250,000 or, at the option of each of Mosquito and Select, common shares in the Company. The Company was to be able to exercise its right to the interests and agreements at any time within 120 days of signing each agreement at its discretion if certain conditions were met.

     A shareholders' meeting was held on August 2, 1999. At this meeting, the shareholders approved the proposed agreements. Members authorized a corporate name change, and a 8:1 rollback of the Company's common stock subject to a 120 due diligence period.

     The 120 day due diligence phase has passed and no definitive agreement has been reached.

No Market Studies

     In formulating its business plan, the Company has relied on the judgment of its officers, directors and consultant. No formal independent market studies concerning the demand for the Company's proposed services have been conducted, nor are they planned. The Company has no products or services currently therefore, there are no markets or business competitors to compare. The Company is not dependent on any customers to further it's objectives in seeking new ventures.

Intellectual Property Rights

     No licenses or patents are required  for the Company,  nor does the Company
hold  any  patents,  trademarks,  licenses,  franchises,   concessions,  royalty
agreements or labor contracts.

Government Regulation

     The Company is not currently subject to regulation by any government agency. There are no costs expected in order to comply with federal, state or local environmental laws.

Additional Research and Development

     The Company has not spent any monies during the last two years on research or development.

Employees

     The Company does not have any full-time employees at this time. Board Members and Officers are devoting their time and effort to developing and promoting the Company. Namibian's President, Alan Doyle, and its Secretary and Treasurer, Billie Allred, work on a part-time basis for the Company. The Company is also using the services of several consultants. Additional employees will be hired as required.

Year 2000 Issues

     The Year 2000 issue arose because many existing computer programs use only the last two digits to refer to a year. Therefore, these computer programs do not properly recognize a year that begins with 20 instead of 19. If not corrected, many computer applications could fail or create erroneous results.

     All of the computer equipment and software that the Company currently owns are Y2K compliant. The Company has initiated a comprehensive system to test and fix applications to ensure they are Year 2000 ready. The Company does not separately track the internal costs incurred for the Year 2000 project, but such costs are principally the related operating costs for the Company. The Company does not expect remediation costs to be material nor does it expect any significant interruption to its operations because of Year 2000 problems.

     The Company has contacted all third parties with which it has significant relationships to determine the extent to which the Company could be vulnerable to failure by any of them to obtain Year 2000 compliance. Responses received as of this date have indicated Year 2000 issues are not material to third parties. Contingency plans have been established to select alternate vendors. To date, the Company is not aware of any significant third parties with a Year 2000 issue that could materially impact the Company's operations, liquidity or capital resources. The Company has no means, however, of ensuring that third parties will be Year 2000 ready and the potential effect of third-party non-compliance is currently not determinable.

     The Company has devoted and will continue to devote the resources necessary to ensure that all Year 2000 issues are properly addressed. There can be no assurance, however, that all Year 2000 problems are detected. The Company will continue to develop Year 2000 contingency plans for continuing operations in the event any problems were to arise.

Management's Discussion and Analysis or Plan of Operation

     The Company has not had any revenues from operations in the last two fiscal years. The Company has no expenses and does not pay its officers and directors. Monies for legal and accounting expenses were advanced to the Company by Doyle Capital Partners.

     The Company has enough funds to satisfy its cash requirements until January 1, 2000. The Company will need to raise additional funds in the next twelve months. The amount required will depend on the business venture.

     The Company does not expect to expend and time or money to research or develop any products. The Company does not expect to purchase any equipment during the next twelve months. Additional employees will be hired as required to meet the demand based on the business venture.


Item 7.   Description of Property

     The Company had offices in Namibia, Australia, and Mesa, Arizona. These offices were all closed when the Company became inactive in 1997. The Company currently operates out of the office of Billie J. Allred in Pima, Arizona. The Company does not pay rent for the use of the premises.

     The Company does not own any investments or interests in real property. There are no plans in place for the Company to make any investments.


Item 8.   Directors, Executive Officers and Significant Employees

     The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and biographical information.

Name                       Age              Position
Alan Doyle                 46               President, Director
Billie J. Allred           62               Secretary, Treasurer, Director


ALAN DOYLE (Age 46). From 1993 to 1995 Mr. Doyle set up the investment banking firm of Turnbull Doyle Resources Proprietary Ltd, which invested in various international mining projects. Mr. Doyle set up Doyle Capital Partners Proprietary Ltd in 1995 as an investment banking firm, and is still an officer. Mr. Doyle has been the President and a Director of the Company since inception to the present.

BILLIE J. ALLRED (Age 62). Mr. Allred received his B.S. degree from Brigham Young University in 1958 and is a Certified Public Accountant practicing on his own account in the state of Arizona. Mr. Allred has been a Director and Secretary of the Company since 1996.

     Mr.  Doyle and Mr.  Allred were  officers of a  corporation,  International
Precious Metals, Inc. that filed Bankruptcy in Phoenix, Arizona. Case # 98-07721-PHX-SSC was filed on June 19, 1998 as a Chapter 11 and on October 1, 1999 It was converted to a Chapter 7.

Item 9.   Remuneration of Directors and Officers

     The following table sets forth for fiscal 1998 and 1999 compensation awarded or paid to the Company's Officers and Directors. Other than as indicated in the table below, no executive officer of the Company received any annual compensation in the year ended December 31, 1998 or 1999.

                           Summary Compensation Table

                                    Annual Compensation                                     Long Term Compensation
                                                            Other               Restricted
                                                            Annual              Stock      Options/    LTIP           All Other
Name           Title          Year      Salary    Bonus     Compensation        Awarded    SARs (#)    Payouts        Compensation
----           -----          ----      ------    -----     ------------        -------    --------    -------        ------------
Alan Doyle     President,     1998      -0-       -0-       -0-                 -0-        -0-         -0-             -0-
               Director       1999      -0-       -0-       -0-                 -0-        -0-         -0-             -0-
Billie J.      Sec/Tres,      1998      -0-       -0-       -0-                 -0-        -0-         -0-             -0-
Allred         Director       1999      -0-       -0-       -0-                 -0-        -0-         -0-             -0-


     All of the foregoing amounts are estimates based upon the Company's internal forecast and budget. There can be no assurance that the amounts of compensation actually paid, or the persons to whom it is paid, will not differ materially from the above estimates.


Item 10.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information regarding the beneficial ownership of Common Stock as of the Record Date by each person or group who owned, to the Company's knowledge, more than five percent of the Common Stock, each of the Company's directors, the Company's Chief Executive Officer, and all of the Company's directors and executive officers as a group.

Name                                      Amount of                           Percent
of beneficial owner                       beneficial ownership                of class
-------------------                       --------------------                --------
Alan Doyle, Director                        548,000 shares                     5%
Billie J. Allred, Director                  110,000 shares                     1%
Banque Privee Edmond
  de Rothschild*                            972,990 shares                     8%
Cede & Co.*                               1,754,044 shares                    16%
United African Investments Ltd.             651,000 shares                     5%
VMR Limited                               1,000,000 shares                     9%
Springbok Investments Ltd.                2,000,000 shares                    18%
All Officers and Directors                  658,000 shares                     6%
as a Group (2 persons)


* indicates nominee holding shares on behalf of clients who may or may not be individual beneficial owners.


Item 11.   Interest of Management and Others in Certain Transactions

     The Company's offices are provided, free of charge, by its Secretary/Treasurer, Billie J. Allred. No other transactions exist or have taken place in the past three years in which an officer, director or beneficial owner had a material interest. The Company has not adopted any policies regarding affiliated transactions. All such transactions will be arms-length.

Item 12.  Securities Being Offered

     No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934.

     The Company has 100,000,000 common shares authorized with a par value of $0.001. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any pre-emptive right to subscribe for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred stock. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

     Each shareholder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so. The Company has no options issued or outstanding.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

     The shares of the Company's stock are traded on the OTC Bulletin Board under the symbol NCMI and the following have been the High and Low prices for the times indicated:

                                                     High                       Low
July-September 1999                                  $0.300                     $0.130
April-June 1999                                      $0.562                     $0.040
January-March 1999                                   $0.093                     $0.030
October-December 1998                                $0.093                     $0.025
July-September 1998                                  $0.218                     $0.093
April-June 1998                                      $0.312                     $0.125
January-March 1998                                   $0.312                     $0.187
October-December 1997                                $0.500                     $0.125
July-September 1997                                  $0.437                     $0.187
April-June 1997                                      $2.125                     $0.875
January-March 1997                                   $3.00                      $1.125


     As of September 30, 1999 there were 230 registered shareholders of the Company holding a total of 10,943,950 shares of common stock. There are no dividend restrictions on the Company. Market makers who have posted bids or offers during the period October 1996 to October 1999 are as follows: Herzog, Heine, Geduld, Inc., Paragon Capital Corporation, Hill Thompson Magid & Co. Inc., Wm. V. Frankel & Co., Incorporated, Knight Securities, Inc., Sharpe Capital, Inc., North American Institutional Brokers, and Wien Securities Corp.

     There have been no cash dividends declared on the Company's common stock for the past three years.


Item 2.   Legal Proceedings

     The Company has had no legal proceedings during the past three years.


Item 3.   Changes in and Disagreements with Accountants

     The Company has had no change of Accountants or disagreements with its Accountants since 1996.


Item 4.   Recent Sales of Unregistered Securities

     In April 1999 the Company sold a total of 900,000 shares of its common stock pursuant to a Regulation S offering to one individual accredited investor residing off-shore. The total offering price was $18,000, or $0.02 per share. The funds from this offering were used for working capital.

     In July, 1999, the company sold a further 680,000 shares of its Common stock pursuant to a Regulation S offering to five (5) individual accredited investors residing off-shore. The total offering price was $68,000, or $0.10 per share. The funds from this offering were used for working capital.


Item 5.   Indemnification of Directors and Officers

     The Company has no policies in place regarding indemnification of its officers and directors. The Delaware Code Annotated provides corporations with the power to indemnify its officers, directors, employees and agents against threatened, pending or completed lawsuits involving company matters and against expenses and attorneys' fees incurred in connection with such action.


                                    PART F/S

                              FINANCIAL STATEMENTS

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          NAMIBIAN COPPER MINES, INC.


                           December 31, 1998 and 1997

                           NAMIBIAN COPPER MINES, INC.
                          (A Development Stage Company)

                               TABLE OF CONTENTS
                           December 31, 1998 and 1997

DOCUMENT                                     PAGE NO.
Table of Contents                            2
Auditor's Opinion                            3
Balance Sheet - Assets                       4
Balance Sheet - Liabilities                  5
Statement of Operations                      6
Statement of Stockholder's Equity            7-8
Statement of Cash Flows                      9
Notes to Financial Statements                10-14


                      ASHWORTH, MITCHELL, BRAZELTON, PLLC
                               4225 N. BROWN AVE.
                              SCOTTSDALE, AZ 85257

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT
               -------------------------------------------------

Board of Directors
Namibian Copper Mines, Inc.

We have audited the accompanying balance sheet of Namibian Copper Mines, Inc., as of December 31, 1998 and December 31, 1997, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Ain audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Namibian Copper Mines, Inc., as of December 31, 1998 and December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note D of the financial statements this company has defaulted on its Farm-In Agreement with Great Fitzroy Mines NL to develop the Haib project. These financial statements reflect this default and adjustments to accounts have been made to recognize this position.

/s/ Ashworth, Mitchell, Brazelton, PLLC
---------------------------------------
Scottsdale, Arizona
July 28, 1999

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                           December 31, 1998 and 1997

                                     ASSETS
                                                            1998           1997
                                                            -------------------
CURRENT ASSETS
        Cash                                                $    328       $        328

DEFERRED MINERAL EXPLORATION COSTS

PROPERTY AND EQUIPMENT (AT COST)
        Mining properties (Haib Project)                                      1,588,799
        Roads
        Machinery and equipment                               31,014             31,014
        Furniture, fixtures and office equipment              16,788            129,311
        Total property and equipment                          47,802          1,749,124
        Less accumulated depreciation                        (28,050)           (52,494)
        Net property and equipment                            19,752          1,696,630

OTHER ASSETS
        Organization Costs, net                               38,000             62,000
        Deposits and other assets
        Net other assets                                      38,000             62,000
        Total Assets                                        $ 58,080       $  1,758,958

   The accompanying notes are an integral part of these financial statements.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                           December 31, 1998 and 1997

                                  LIABILITIES
                                                                 1998                1997
                                                                 ------------------------
CURRENT LIABILITIES
        Accounts Payable                                         $                   $
        Notes Payable                                                                      469,970
        Interest Payable                                         --------------       ------------
                        Total Current Liabilities                                          469,970

STOCKHOLDER'S EQUITY
        Common stock-authorized, 100, 000, 000 shares at
        $.001 par value; issued and outstanding, 8,190,960
        shares in 1997 and 6,237,960 in 1996                            9,264                8,191
        Paid in Capital                                            11,243,482           10,774,586
        Common stock subscribed - 1,085,000 shares in 1996
        Deficit accumulated during the development stage          (11,194,666)          (9,493,789)
                                                                  ------------          -----------

               Total Stockholder's Equity                              58,080            1,288,988
                                                                       ------            ---------
               Total liabilities and stockholder's equity        $     58,080        $   1,758,958


   The accompanying notes are an integral part of these financial statements

                          NAMIBIAN COPPER MINES, INC.
                          (A Development Stage Company)

                            STATEMENT OF OPERATIONS

                           December 31, 1998 and 1997

                                                                                          Period from
                                                          Cumulative                      July 28, 1995
                                                          during           Year ended     through
                                                          development      December 31,   December 31,
                                                          stage            1998           1997
                                                          -----            ----           ----
Revenue
     Miscellaneous Income                                 $    76,794      $              $     76,794

Expenses
     General and Administrative                             3,457,277           79,109       3,378,168
     Organizational Costs                                      82,000            2,400          58,000
     Depreciation                                              61,465            8,969          52,496
                                                               ------            -----          ------
          Total expenses                                    3,600,742           90,478       3,488,664

Loss from development stage operations                     (3,523,948)        (112,078)     (3,411,870)
Interest Income                                                 7,144                            7,144

Net operating (loss)                                       (3,516,804)        (112,078)     (3,404,726)
                                                           -----------        ---------     -----------
Extraordinary income (expenses)

     Restatement of prior year expenses resulting
     from write-off of liabilities on the Hiab Project        266,135                          266,135
     Write-down of Hiab mining properties, net             (3,477,840)      (1,588,799)     (1,889,041)
     Write-off of exploration and development costs
     on the Hiab Project                                   (4,466,157)                      (4,466,157)
                                                           -----------                      -----------

Net (loss)                                                (11,194,666)      (1,700,877)     (9,493,789)
                                                          ------------      -----------     -----------
                                                          ------------      -----------     -----------

Net (loss) per share                                     $      (1.62)     $     (0.19)   $      (1.53)

Weighted average shares                                     6,917,520        9,085,118        6,194,988
                                                            ---------        ---------        ---------
                                                            ---------        ---------        ---------

        The accompanying notes are an integral part of these statements.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                       STATEMENTS OF STOCKHOLDERS EQUITY

                           December 31, 1998 and 1997


                                                                                                              Deficit
                                                                                                              Accumulated
                                                                                  Additional    Common        During The
                                                           Common Stock           Paid-in       Stock         Development
                                                       Shares         Amount      Capital       Subscribed    Stage       Total
                                                       ------         ------      -------       ----------    -----       -----
Balance at July 28, 1995                                   30,367     $    30     $             $             $           $      30

Shares issued at $.015 for services rendered            2,000,000       2,000         74,202                                 76,202
Shares issued at $0.15 for cash                         2,967,493       2,967        441,747                                444,714
Shares subscribed - 145,000 shares @ $3.50                                                          507,500                 507,500
Net Loss                                                                                                         (879,868) (879,868)
Balance at December 31, 1995                            4,997,860     $ 4,997     $  515,949    $   507,500   $  (879,868)$ 148,578
Issuance of subscribed shares                             145,000         145        507,355       (507,500)
Shares issued for cash
        604,900 shares @ $3.50                            604,900         605      2,116,545                              2,117,150
        490,200 shares @ $5.00                            490,200         491      2,450,509                              2,451,000
Shares subscribed at $3.50
        For cash - 85,000 shares                                                                    297,500                 297,500
        For mining properties
                1,000,000 shares                                                                  3,500,000               3,500,000
        Net Loss                                                                                 (2,327,161)             (2,327,161)
Balance at December 31, 1996                            6,237,960     $ 6,238     $5,590,358    $ 3,797,500   $(3,207,029)$6,187,067
Issuance of subscribed shares                           1,085,000       1,085      3,796,415     (3,797,500)
Shares issued for cash
        370,000 shares at $2.50                           370,000         370        924,630                                925,000
Shares issued for service
        498,000 shares at $.93                            498,000         498        463,183                                463,681
Net (loss)                                                                                                    (6,286,760)(6,286,760)
Balance at December 31, 1997                            8,190,960     $ 8,191     10,774,586    $      -      (9,493,789) 1,288,988

Issuance of shares for conversion
        of debt at $.44                                 1,072,990       1,073        468,897                                469,970

Net (loss)                                                                                                    (1,700,877)(1,700,877)
Balance at December 31, 1998                            9,253,950     $ 9,264     11,243,483    $      -     (11,194,666) $  58,081

   The accompanying notes are an integral part of these financial statements

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS

                           December 31, 1998 and 1997


                                                                                                              Period from
                                                                      Cumulative                              July 28, 1995
                                                                      during              Year ended          through
                                                                      development         December 31         December 31
                                                                      stage               1998                1997
                                                                      -----               ----                ----
Cash flows from operating activities
        Net (loss)                                                    $   (11,194,664)    $ (1,700,877)       $    (9,493,787)
        Adjustments to reconcile net loss to net
                used in operating activities:
Depreciation                                                                  136,004            8,969                127,035
Decrease in accounts receivable                                                 2,422                                   2,422
Amortization of organizational costs                                           82,000           24,000                 58,000
Decrease (increase) in deposits and other assets                                 (760)                                   (760)
Increase (decrease) in accounts payable                                      (915,911)                               (915,911)
Increase (decrease) in notes payable                                       (1,696,722)        (469,970)            (1,226,752)
Increase (decrease) in interest payable                                         7,113                                   7,113

Net cash (used) by operating activities                                   (13,580,518)      (2,137,878)           (11,442,640)

Cash flows from investing activities
Write-off of exploration costs                                              4,466,157                               4,466,157
Purchase of property and equipment                                           (931,920)          79,109             (1,011,029)
Expenditures on mineral exploration costs                                  (3,283,917)                             (3,283,917)
Write down of mining properties                                             5,654,010        1,588,799              4,065,211
Net cash (used) by investing activities                                     5,904,330        1,667,908              4,236,422

Cash flows from financing activities
        Sales of common stock                                               6,871,516          469,970              6,401,546
        Common stock subscriptions received                                   805,000                                 805,000
        Net cash provided by financing activities                           7,676,516          469,970              7,206,546
        Net increase (decrease) in cash                                           328              -                      328
        Cash at the beginring of period                                                            328

Cash at end of period                                                             328       $      328          $         328

   The accompanying notes are an integral part of these financial statements

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

NOTE A - COMPANY BACKGROUND AND BUSINESS
----------------------------------------

Namibian Copper Mines, Inc., (the "Company") is a mineral exploraiton and development company whose sole purpose is to explore and develop the Haib Copper Project in Namibia, Africa.

The Company was incorporated in the state of Deleware on October 20, 1989, under the name of Cordon Corporation and subseqauently changed its name to Ameriserv Financial Corporation ("Ameriserv"). On April 19, 1994, bankruptcy proceedings for Ameriserv were finalized in the US Bankruptcy court, Northern District of Texas. Under the terms of the reorganization plan, Ameriserv was forced to liquidate all of its assets and the proceeds were distributed among the creditors, thereby satisfying all of Ameriserv's outstanding debts. Ameriserv ceased operations at the conclusion of the bankruptcy proceedings.

At a special shareholders meeting held on July 28, 1995, shareholders ratified the name change of the company from Ameriserv to Namibian Copper Mines, Inc. The shareholders also approved the Company entering into a Farm-In Agreement with Great Fitzroy Mines NL of Australia in order to earn a 70% equity in the Haib Agreements, the Company undertook a reverse split on the basis of 50:1 which reduced the shares held by the pre-bankruptcy shareholders to 30,367.

In July 1995, a private placement of the Company's common stock was undertaken in order to fund preliminary work on the Haib Copper Project, provide working capital to the Company, and to enable the Company to undertake more substantial capital raising in the future. Seed capital; was raised which resulted in 2,967,493 fully paid shares being issued. As compensation for services rendered in conjunction with the private placement, the Company issued 1,502,000 shares to two entities; such shares were recorded at their par value.

The Company issued Peter Prentice and Alan Doyle, directors of the Company, 249,000 full paid shares each as compensation for services rendered; such shares were recorded at the private placement price of $0.15 per share, with a corresponding charge to expenses.

The Company is party to an agreement (the "Swanson Agreement") to acquire the mining claims owned by Mr. Swanson's company, Haib Copper Co., (Pty)

                           NAMIBIAN COPPER MINES, INC.
                          (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 1998 AND 1997

NOTE A - COMPANY BACKGROUND AND BUSINESS - CONTINUED
----------------------------------------------------

indexation. Installments totaling $427,000 have been paid to Mr. Swanson. The Swanson Agreement entitled the Company to explore the claims and carry out mining to obtain bulk samples.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Accounting Method
-----------------

The Company's financial statements are prepared using United States generally accepted accounting principles with a fiscal year ending December 31.

Deferred Mineral Eploration Costs and Mineral Properties
--------------------------------------------------------

Cost of acquisition and development relating to the Haib Project are capitalized on an area of interest basis.

Depreciation
------------

Depreciation is computed on a straight-line basis over an estimated life of five years.

Income Taxes
------------

The Company has a net operating loss of approximately $6,000,000 which may be carried forward to reduce taxable income in future years through 2011. Because of the loss, no current provision for income taxes has been recorded for the year ended December 31, 1998.

Foreign Currency Transactions
-----------------------------

Monetary assets and liabilities in foreign exchange currencies have been translated into United States dollars at the exchange rates prevailing at the balance sheet date. Other assets and liabilities, revenue and expenses arising from foreign currency transactions have been translated at the exchange rate prevailing at the date of the transaction. Gains and losses arising from these translation policies are included in income.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development State Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 1998 AND 1997

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES CONTINUED
---------------------------------------------------------------

Use of Estimates
----------------

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Estimated Fair Value Information
--------------------------------

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments" reqauires disclosure of the estimated fair value of an entity's financial, instrument assets and liabilities, as defined, regardless of whether recognized in the financial statements of the reporting entity. The fair value information does not purport to represent the aggregate net fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash
----

The carrying value amount approximates fair value.

Notes Payable
-------------

Fair value cannot be determined due to the Company's lack of credit history.

NOTE C - DEVELOPMENT STAGE AND GOING CONCERN
--------------------------------------------

Since July 28, 1995, the Company has been in the development stage and its principal activiies have consisted of raising capital, obtaining property or exploration rights and conducting exploratory operations in anticipation of completing a feasibility study on the Haib Copper Project.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development State Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 1998 AND 1997

NOTE C - DEVELOPMENT STAGE AND GOING CONCERN - CONTINUED
--------------------------------------------------------

The accompanying financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company is not yet generating revenue from mining operations and, at December 1998, has accumulated a deficit from its operating activities and has incurred substantial obligations. Continuation of the Company as a going concern is dependent upon, among other things, obtaining additional capital, and achieving satisfactory levels of profitable operations. The financial statements including adjustments resulting from the default on the Farm-In Agreement with Great Fitzroy Mines NL and the writedown of assets relating to the Haib Project. It is unlikely that the Company will continue operating in the mining industry.

NOTE D - DEFAULT ON FARM-IN AGREEMENT
-------------------------------------

During 1997, the Company was unable to raise sufficient funds for the continued development of the Haib Project. As a result, the Company has defaulted on its Farm-In Agreement with Great Fitzroy Mines NL to earn an 80% interest in the Hiab Project. At December 31, 1997, the following adjustments and write-downs have been made to reduce assets to their expected net realizable value:

     Deferred Mineral Exploration costs in the amount of $4,887,852 have been written off.

     In 1997, total capitalized costs of the Haib mining property in the amount of $5,740,262 were reduced by $4,151,463 to $1,588,799 representing a 20%
     interest in the Haib Project.

     Liabilities in the amount of $2,684,118 relating to the Haib Project have been written off.

     Prior year's expenses resulting from the write off liabilities in the amount of $266,136 have been restated (reduced).

Effective December 31, 1998, additional write-offs of $1,588,788 were made resulting in the Company owning no residual interest in the Haib Project.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development State Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31,1998 AND 1997

NOTE E - WARRANTS
-----------------

At December 31, 1998, the Company has no outstanding warrents to be redeemed.

NOTE F - SUBSEQUENT EVENTS
--------------------------

On April 2, 1999, 900,000 common shares (Restricted under Regulation s) were issued for cash at $.02 per share. 100,000 shares (Restricted under Rule 144) were issued to Billie J. Allred, Chief Financial Officer, for services at $.02 per share. On July 16, 1999, the Company issued 680,000 shares (Restricted under Regulation S) at $. 10 per share.

                               COMPILATION REPORT
                          NAMIBIAN COPPER MINES, INC.

                               September 30, 1999

                      ASHWORTH, MITCHELL, BRAZELTON, PLLC
                               4225 N. BROWN AVE.
                              SCOTTSDALE, AZ 85251

To the Board of Directors and Stockholders
Namibian Copper Mines, Inc.

We have compiled the accompanying balance sheet of Namibian Copper Mines, Inc. as of September 30, 1999, and the related statements of income and retained earnings and cash flows for the period then ended, in accordance with standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and accordingly do not express an opinion or any other form of assurance on them.

/s/ Ashworth, Mitchell, Brazelton, P.L.L.C.
-------------------------------------------
Scottsdale, AZ
October 6, 1999

                          NAMIBIAN COPPER MINES, INC.
                         (A Development State Company)

                               TABLE OF CONTENTS
                               September 30,1999

DOCUMENT                                     PAGE NO.
Table of Contents                            2
Compilation Statement                        3
Balance Sheet - Assets                       4
Balance Sheet - Liabilities                  5
Statement of Operations                      6
Statement of Stockholder, s Equity           7-8
Statement of Cash Flows                      9
Notes to Financial Statements                10-13

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                                   30-Sep-99

ASSETS
                                                       September 30 1999
                                                       -----------------
CURRENT ASSETS
        Cash                                           $        476

OTHER ASSETS
        Organization Costs, net                              24,000
                                                             ------

Total Assets                                           $     24,476
                                                             ------
                                                             ------

   The accompanying notes are an integral part of these financial statements.

                          NAMIBIAN COPPER MINES, INC.
                          (A Development Stage Company)

                                 BALANCE SHEET

                               September 30, 1999


LIABILITIES
                                                                      September 30
                                                                      1999
                                                                      ------------
CURRENT LIABILITIES
        Accounts Payable                                              $       25,000
                        Total Current Liabilities                             25,000
STOCKHOLDER'S EQUITY
        Common stock-authorized, 100, 000, 000 shares at
           $.001 par value; issued and outstanding, 10,943,950
           in 1999.                                                           10,944
        Paid in Capital                                                   11,329,802
        Common stock subscribed - 1,085,000 shares in 1996
        Deficit accumulated during the development stage                 (11,341,270)
                        Total Stockholdees Equity                               (524)
                                                                               -----
                        Total liabilities and stockholder's equity      $     24,476
                                                                              ------
                                                                              ------

   The accompanying notes are an integral part of these financial statements

                          NAMIBIAN COPPER MINES, INC.
                          (A Development Stage Company)

                            STATEMENT OF OPERATIONS

                               September 30, 1999

                                                                           Year to date
                                                                           as of September 30
                                                                           1999
                                                                           ------------------
Revenue
     Miscellaneous Income                                                  $

Expenses
     General and Administrative                                                     112,851
     Organizational Costs                                                            14,000
          Total expenses                                                            126,851
     Loss from development stage operations                                        (126,851)

Interest Income

     Net operating (loss)                                                          (126,851)

     Extraordinary income (expenses)

     Loss on disposal of machinery and equipment                                    (19,753)

     Net (loss)                                                            $       (146,604)
     Net (loss) per share                                                  $          (0.01)
     Weighted average shares                                                      9,835,379
                                                                                  ---------
                                                                                  ---------

        The accompanying notes are an integral part of these statements.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                               September 30,1999


                                                                                                              Deficit
                                                                                                              Accumulated
                                                                              Additional       Common         During The
                                                            Common Stock      Paid-in          Stock          Development
                                                          Shares      Amount  Capital          Subscribed     Stage      Total
                                                          ------      ------  -------          ----------     -----      -----
Balance at July 28, 1995                                     30,367   $   30  $                $              $          $      30

Shares issued at $.015 for services rendered              2,000,000    2,000      74,202                                     76,202
Shares issued at $0.15 for cash                           2,967,493    2,967     441,747                                    444,714
Shares subscribed - 145,000 shares @ $3.50                                                         507,500                  507,500
Net Loss                                                                                                        (879,868)  (879,868)
Balance at December 31, 1995                              4,997,860  $ 4,997     515,949       $   507,500    $ (879,868) $ 148,578
Issuance of subscribed shares                               145,000      145     507,355          (507,500)
Shares issued for cash
        604,900 shares @ $3.50                              604,900      605   2,116,545                                  2,117,150
        490,200 shares @ $5.00                              490,200      491   2,450,509                                  2,451,000
Shares subscribed at $3.50
        For cash - 85,000 shares                                                                   297,500                  297,500
        For mining properties
                1,000,000 shares                                                                 3,500,000                3,500,000
        Net Loss                                                                                              (2,327,161)(2,327,161)
Balance at December 31, 1996                              6,237,960  $ 6,238  $5,590,358      $  3,797,500    (3,207,029) 6,187,067
Issuance of subscribed shares                             1,085,000    1,085   3,796,415        (3,797,500)
Shares issued for cash
        370,000 shares at $2.50                             370,000      370     924,630                                    925,000
Shares issued for services
        498,000 shares at $.93                              498,000      498     463,183                                    463,681
Net (loss)                                                                                                    (6,286,760)(6,286,760)
Balance at December 31, 1997                              8,190,960  $ 8,191  10,774,586      $        -      (9,493,789) 1,288,988


   The accompanying notes are an integral part of these financial statements

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                  STATEMENTS OF STOCKHOLDER'S EQUITY-CONTINUED

                               September 30,1999

                                                                                                       Deficit
                                                                                                       Accumulated
                                                                             Additional    Common      During The
                                                      Common Stock           Paid-in       Stock       Development
                                                  Shares         Amount      Capital       Subscribed  Stage           Total
                                                  ------         ------      -------       ----------  -----           -----
Balance at December 31, 1997                       8,190,961     $    8,191  $  10,774,586 $           $ (9,493,789)   $ 1,288,988
Issuance of shares for conversion
        of debt at $.44                            1,072,990          1,073        468,897                                 469,970
Net (loss)                                                                                               (1,700,877)    (1,700,877)
Balance at December 31,1998                        9,263,950     $    9,264  $  11,243,483             $(11,194,666)   $    58,081
Shares issued for cash
        900,000 at $.02                              900,000            900         17,100                                  18,000
Shares issued for services
        100,000 shares at $.02                       100,000            100          1,900                                   2,000
Sjares issued for cash
        680,000 shares at $.10                       680,000            680         67,320                                  68,000
Net (toss)                                                                                                 (146,604)      (146,604)
Balance at September 30, 1999                     10,943,950     $   10,944  $  11,329,803             $(11,341,270)    $     (523)


   The accompanying notes are an integral part of these financial statements

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS

                               September 30, 1999


                                                                                  Year to date
                                                                                  as of September
                                                                                  30 1999
                                                                                  -------
Cash flows from operating activities
        Net (loss)                                                                $       (146,604)
        Adjustments to reconcile net loss to net
                used in operating activities:
        Increase in Accounts Payable                                                        25,000
                Amortization of organizational costs                                        14,000
        Net cash (used) by operating activities                                           (107,604)

Cash flows from investing activities

        Sale (purchase) of property and equipment                                           19,752
        Net cash provided (used) in investing activities                                    19,752
Cash flows from financing activities
        Sales of common stock                                                               88,000
        Net cash provided by financing activities                                           88,000
        Net increase (decrease) in cash                                                        148
        Cash at the beginning of period                                                        328
        Cash at end of period                                                      $           476


   The accompanying notes are an integral part of these financial statements

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

                               September 30, 1999

Namibian copper Mines, Inc. (the "Company") is a mineral exploration and development company whose sole purpose is to explore and develop the Haib Copper Project in Namibia, Africa.

The Company was incorporated in the state of Delaware on October 20, 1989, under the name of Cordon Corporation and subsequently changed its name to Ameriserv Financial Corporation ("Ameriserv"). On April 19, 1994, bankruptcy proceedings for Ameriserv were finalized in the US Bankruptcy Court, Northern District of Texas. Under the terms of the reorganization plan, Ameriserv was forced to liquidate all of its assets and the proceeds were distributed amount the creditors, thereby satisfying all of Ameriserv's outstanding debts. Ameriserv ceased operations at the conclusion of the bankruptcy proceedings.

At a special shareholders meeting held on July 28, 1995, shareholders ratified the name change of the company from Ameriserv to Namibian copper Mines, Inc. The shareholders also approved the Company entering into a Farm-In Agreement with Great Fitzroy Mines NL of Australia in order to earn a 70% equity in the Haib Agreements, the Company undertook a reverse split on the basis of 50:1 which reduced the shares held by the pre-bankruptcy shareholders to 30,367/

In July 1995, a private placement of the Company's common stock was undertaken in order to fund preliminary work on the Haib Copper Project, provide working capital to the Company, and to enable the company to undertake more substantial capital raising in the future. Seed capital was raised which resulted in 2,967,493 fully paid shares being issued. As compensation for services rendered in conjunction with the private placement, the Company issued 1,502,000 shares to two entities; such shares were recorded at their par value.

The Company issued Peter Prentice and Alan Doyle, directors of the Company, 249,000 fully paid shares each as compensation for services rendered; such shares were recorded at the private placement price of $0.15 per share, with a corresponding charge to expenses.

The Company is party to an agreement (the "Swanson Agreement") to acquire the mining claims owned by Mr. Swanson's company, Haib Copper Co. (Pty) Limited. The total purchase consideration is $3,780,000 subject to CPI indexation. Installments totaling $427,000 have been paid to Mr. Swanson. The Swanson Agreement entitled the Company to explore the claims and carry out mining to obtain bulk samples.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 1999

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method
--------------------

The Company's financial statements are prepared using United States generally accepted accounting principles with a fiscal year ending December 3 1.

2. Deferred Mineral EMloration Costs and Mineral Properties
-----------------------------------------------------------

Costs  of  acquisition  and  development   relating  to  the  Haib  Project  are
capitalized on an area of interest basis.

3. Depreciation
--------------

Depreciation is computed on a straight-line basis over an estimated service life of five years.

4. Income Taxes
---------------

The Company has a net operating loss of approximately $11,000,000 which may be carried forward to reduce taxable income in future years through 2011. Because of the loss, no current provision for income taxes has been recorded for the year ended December 31, 1998.

5. Foreign Currency Transactions
--------------------------------

Monetary assets and liabilities in foreign exchange currencies have been translated into United States dollars at the exchange rates prevailing at the balance sheet date. Other assets and liabilities, revenue and expenses arising from foreign currency transactions have been translated at the exchange rate prevailing at the date of the transaction. Gains and losses arising from these translation policies are included in income,

6. Use of Estimates
-------------------

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 1999

NOTE B - SUMMARY OF SIGNIFICIANT ACCOUNTING POLICIES CONTINUED

7. Estimated Fair Value Information
-----------------------------------

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments" requires disclosure of the estim ated fair value of an entity's financial instrument assets and liabilities, as defined, regardless of whether recognized in the financial statements of the reporting entity. The fair value information does not purport to represent the aggregate net fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash
----

The carrying value amount approximates fair value.

Notes Payable
-------------

Fair value can not be determined due to the Company's lack of credit history.

NOTE C- DEVELOPMENT STAGE AND GOING CONCERN

Since July 28, 1995, the Company has been in the development stage and its principal activities have consisted of raising capital, obtaining property or exploration rights and conducting exploratory operations in anticipation of completing a feasibility study on the Haib Copper Project.

The accompanying financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company is not yet generating revenue from mining operations and, at December 31, 1997, has accumulated a deficit from its operating activities and has incurred substantial obligations. Continuation of the Company as a going concern is dependent upon, among other things, obtaining additional capital, and achieving satisfactory levels of profitable operations. The financial statements include adjustments resulting from the default on the Farin-In Agreement with Great Fitzroy Mines NL and the writedown of assets relating to the Haib Project. It is unlikely the Company will continue in the mining industry.

                          NAMIBIAN COPPER MINES, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30,1999


NOTE D - DEFAULT ON FARM-IN AGREEMENT

During 1997, the Company was unable to raise sufficient funds for the continued development of the Haib Project. As a result, the Company has defaulted on its Farm-In Agreement with Great Fitzroy Mines NL to earn an 80% interest in the Haib project. At December 31, 1997, the following adjustments and write-downs were made to reduce assets to their expected -net realizable value.

     Deferred Mineral Exploration costs in the amount of $4,887,852 were written off.

     In 1997, total capitalized costs of the Haib mining property in the amount of $5,740,262 were reduced by $4,151,463 to $1,588,799 representing a 20%
     interest in the Haib project.

     Liabilities in the amount of $2,684,118 relating to the Haib project have been written off.

     Prior year expenses resulting from the write-off liabilities in the amount of $266,136 have been restated (reduced).

Effective December 31, 1998, additional write-offs of $1,588,788 were made resulting in the Company owning no residual interest in the Haib Project.

NOTE E - WARRANTS

At July 22, 1999, the Company had no outstanding warrants to be redeemed.

                                    PART III
                                    EXHIBITS

Item 1.   Index to Exhibits


  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


                  Exhibit           Description
                  -------           -----------
                   3.               Articles of Incorporation and Bylaws
                          3a.          Articles of Incorporation and Amendments
                  23.               Consent of Experts and Counsel
                         23a.         Consent of Independent Auditor
                  27.               Financial Data Schedule
                  99.               Additional Exhibits
                        99.B12        Additional Financial Notes
                        99.1          May 30, 1999 Meeting Minutes
                        99.2          June 10, 1999 Meeting Minutes
                        99.3          August 2, 1999 Meeting Minutes
                        99.4          Delaware Certificate
                                      Correspondence

Item 2.   Description of Exhibits

     As listed in the above Index, the appropriate exhibits are being filed. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     NAMIBIAN COPPER MINES, INC.



Date: November 1, 1999                                        By: /s/ Alan Doyle
                                                              ------------------
                                                           Alan Doyle, President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Alan Doyle                                                           11/1/99
----------                                                           -------
Alan Doyle, President, Director                                        Date


/s/ Billie Allred                                                    11/1/99
-----------------                                                    -------
Billie Allred, Secretary, Treasurer, Director                          Date